Exhibit 12.1

PACIFIC GAS AND ELECTRIC COMPANY

COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES

	Three Months Ended September 30,	Nine Months Ended September 30,	Year Ended December 31,
	2010	2010	2009	2008	2007	2006	2005
Earnings:
Net income	$265	$868	$1,250	$1,199	$1,024	$985	$934
Income taxes provision	107	498	482	488	571	602	574
Net fixed charges	199	588	817	860	889	801	589

Total Earnings	$571	$1,954	$2,549	$2,547	$2,484	$2,388	$2,097

Fixed Charges:
Interest on short-term borrowings and long-term debt, net	$181	$535	$754	$794	$834	$770	$573
Interest on capital leases	4	13	19	22	23	11	1
AFUDC debt	14	40	44	44	32	20	15

Total Fixed Charges	$199	$588	$817	$860	$889	$801	$589

Ratios of Earnings to Fixed Charges	2.87	3.32	3.12	2.96	2.79	2.98	3.56

Note: For the purpose of computing Pacific Gas and Electric Company’s ratios of earnings to fixed charges, “earnings” represent net income adjusted for the income or loss from equity investees of less than 100% owned affiliates, equity in undistributed income or losses of less than 50% owned affiliates, income taxes and fixed charges (excluding capitalized interest). “Fixed charges” include interest on long-term debt and short-term borrowings (including a representative portion of rental expense), amortization of bond premium, discount and expense, interest on capital leases, AFUDC debt, and earnings required to cover the preferred stock dividend requirements and preferred security distribution requirements of majority-owned trust. Fixed charges exclude interest on tax liabilities.